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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                         COMMISSION FILE NUMBER 0-22520



                           NOTIFICATION OF LATE FILING



(Check One):


 [X] Form 10-K      [ ] Form 11-K        [ ] Form 20-F          [ ] Form 10-Q


       For Period Ended:     MARCH 31, 2002


[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q


[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR


                       [ ] Transition Report on Form 11-K


       For Transition Period Ended:
                                   ---------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:        TERREMARK WORLDWIDE, INC.

Former Name if Applicable:      AMTEC, INC.

Address of Principal Executive Office (Street and Number):
                                2601 S. BAYSHORE DRIVE

City, State and Zip Code:       MIAMI, FLORIDA  33133

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Part II - Rule 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]   (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              See Attachment hereto


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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

              Jose Segrera,
         Chief Financial Officer              (305)                856-3200
         -----------------------           -----------        ------------------
                  (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                              [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [ ] Yes      [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            Terremark Worldwide, Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2002                     By: /s/ Jose Segrera
                                           ------------------------------
                                       Name:  Jose Segrera
                                       Title: Chief Financial Officer




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                            ATTACHMENT TO FORM 12b-25

              Form 10-K for the annual period ended March 31, 2002

PART III - NARRATIVE

         The Registrant is unable to file its Form 10-K for the year ended March 31, 2002 within the prescribed time period without unreasonable effort or expense. The reasons causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

         Management is currently devoting a substantial part of its attention to restructuring certain of Terremark's outstanding indebtedness, the outcome of which is expected to affect the financial statement presentations and related financial disclosures with respect to Terremark's financial obligations. Management has further been engaged in discussions with potential investors. Terremark requires additional time to complete such negotiations and determine the appropriate financial statement presentations and related financial disclosures resulting from the outcome of such negotiations. As a result, management has been unable to finalize the preparation of Terremark's financial statements. Management anticipates filing Terremark's annual report on Form 10-K for the year ended March 31, 2002, no later than July 15, 2002.






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